September 25, 2017
Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop 3720
Re:    Cumulus Media Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Response Dated August 14, 2017
File No. 000-24525
Dear Mr. Carlos Pacho:
On behalf of Cumulus Media Inc. (“Cumulus” or the “Company”), set forth below is the Company’s response to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated August 28, 2017, which was received by the Company on September 13, 2017, concerning the Company’s Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”). For your convenience, the Company’s response follows the Comment copied in bold from your letter.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
We note your response to comment 1. As previously requested, please expand your disclosure to discuss (i) your expectation regarding the future operating results, (ii) the reasons by the Company reduced its forecasted revenue and profitability, and (iii) whether the decrease is a known trend it expects to continue in the future. In this regard, we note that your Form 10-Q for the quarter ended June 30, 2017 does not include your proposed disclosure included in the last two paragraphs of your response.
The Company believes that its filings with the Commission, including its 2016 Form 10-K and subsequently filed Quarterly Reports on Form 10-Q, contain adequate disclosure regarding trends and expectations with respect to the Company’s future operating results within the “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and other sections.
Notwithstanding this, however, the Company undertakes in future filings, beginning with its Form 10-Q for the quarter ending September 30, 2017, to further expand various of its disclosures in its MD&A, as and to the extent material, in response to the Comment. For the convenience of the Staff, expanded disclosure proposed to be included but based upon the facts and circumstances present at June 30, 2017 has been set forth below compared to that disclosed in the Company’s Form 10-Q for the quarter ended June 30, 2017. In this regard, please note that the proposed disclosures which have been added in response to the Staff’s Comment have been noted in underlined bold italics, and proposed deletions are shown with a ~~strikethrough~~.

General Overview
The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included elsewhere in this quarterly report and our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2016. This discussion, as well as various other sections of this quarterly report, contains and refers to statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Such statements relate to our intent, belief or current expectations primarily with respect to our future operating, financial and strategic performance. Any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties. Historical operating results are not necessarily indicative of future operating results~~,~~. ~~a~~Actual future results may differ from those contained in or implied by the forward-looking statements as a result of various factors including, but not limited to, risks and uncertainties relating to the need for additional funds to service our debt and to execute our business strategy, our ability to access borrowings under our revolving credit facility,further reductions in revenue from market pressures or otherwise, our ability from time to time to renew one or more of our broadcast licenses, changes in interest rates, changes in the fair value of our investments, the timing of, and our ability to complete any acquisitions or dispositions pending from time to time, costs and synergies resulting from the integration of any completed acquisitions, our ability to effectively manage costs, our ability to drive and manage growth, the popularity of radio as a broadcasting and advertising medium, changing consumer tastes, the impact of general economic conditions in the United States or in specific markets in which we currently do business, industry conditions, including existing competition and future competitive technologies and cancellation, disruptions or postponements of advertising schedules in response to national or world events, our ability to generate revenues from new sources, including local commerce and technology-based initiatives, the impact of regulatory rules or proceedings that may affect our business from time to time, our ability to regain compliance with the listing standards for our Class A common stock to continue to be listed for trading on the NASDAQ stock market ("NASDAQ"), the future write off of any material portion of the fair value of our FCC broadcast licenses and goodwill, and other risk factors described from time to time in our filings with the Securities and Exchange Commission, including our Form 10-K for the year ended December 31, 2016 (the “2016 Form 10-K”) and any subsequently filed Forms 10-Q and Forms 8-K. Many of these risks and uncertainties are beyond our control, and the unexpected occurrence or failure to occur of any such events or matters could significantly alter our actual results of operations or financial condition.

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Liquidity Considerations
Our principal sources of funds have primarily been cash flow from operations and borrowings under credit facilities in existence from time to time. Our cash flow from operations is subject to factors such as fluctuations in preferred advertising media and changes in demand caused by shifts in population, station listenership, demographics, and audience tastes. In addition, our cash flows may be affected if customers are not able to pay, or delay payment of, accounts receivable that are owed to us, which risks may be exacerbated in challenging or otherwise uncertain economic periods. In recent periods, the Company has experienced reductions in revenue and profitability from prior historical periods because of continuing market revenue pressures and cost escalations built into certain contracts. As disclosed in the Company’s Form 10-K for the fiscal year ended December 31, 2016, as part of the Company’s annual impairment analysis, the Company reduced its forecasted revenue and profitability. This reduction was based on a number of factors including overall industry trends and the Company’s actual performance in 2016. Management has taken steps to mitigate these risks and reductions through renewed business generation activities and cost containment initiatives, although we can provide no assurances as to the longer-term success of these efforts. In addition, we believe that our national platform and extensive station portfolio representing a broad diversity in format, listener base, geography, and advertiser base helps us maintain a more stable revenue stream by reducing our dependence on any single demographic, region or industry. ~~Further~~Future reductions in revenue or profitability are possible and could have a material adverse effect on the Company's results of operations,~~or~~ financial condition or liquidity. From time to time we have evaluated, and expect that we will continue to evaluate, opportunities to obtain additional public or private capital from the divestiture of radio stations or other assets that are not a part of, or do not complement, our strategic operations, as well as the issuance of equity and/or debt securities, in each case subject to market and other conditions in existence at that time.

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We have assessed the current and expected business climate, our current and expected needs for funds and our current and expected sources of funds, and have determined, based on our forecasted financial results and financial condition as of June 30, 2017, that cash on hand, cash expected to be generated from operating activities, and cash expected to be available from various financing sources, assuming we continue to not have access to borrowings under our revolving credit facility, will be sufficient to satisfy our anticipated funding needs for working capital, capital expenditures, interest and debt service payments, and any repurchases of securities and other obligations for at least the next twelve months from the date on which the financial statements included in Item 1 have been issued. As previously disclosed, based on the results of required annual or interim impairment testing in certain recent historical periods, we incurred non-cash impairment charges against intangible assets and goodwill, including charges of $603.1 million for the year ended December 31, 2016. Such non-cash charges reduced our reported operating results in those periods; ~~but~~however, as these charges did not require a cash outlay, they had no effect on our liquidity position in the near term. As described elsewhere herein, we did not incur any impairment charges during the three or six months ended June 30, 2017. Any future impairment charges could materially adversely affect our financial results in the periods in which they are recorded.

We appreciate the Staff’s time in their review. Should you have any questions or require additional information, please do not hesitate to contact me via email at john.abbot@cumulus.com or at (404) 260-6671.

Sincerely,
/s/ John Abbot
John Abbot
Executive Vice President, Treasurer and Chief Financial Officer

cc:    Mary G. Berner, Chief Executive Officer
Ross Oliver, Chairman of the Audit Committee
Richard S. Denning, General Counsel
Tim Whitson, PricewaterhouseCoopers LLP
Larry Spirgel, Securities and Exchange Commission